Exhibit 99.1

Leju Reports Fourth Quarter and Full Year 2015 Results

BEIJING, March 15, 2016 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

•                      Total revenues increased by 1% year-on-year to $173.4 million

•                      Revenues from e-commerce services increased by 4% year-on-year to $129.7 million

•                      Revenues from online advertising services decreased by 15% year-on-year to $37.1 million

•                      Revenues from listing services increased by 87% year-on-year to $6.6 million

•                      Non-GAAP1 income from operations decreased by 41% year-on-year to $21.5 million

•                      Non-GAAP net income attributable to Leju shareholders decreased by 42% year-on-year to $18.1 million, or $0.13 per diluted American depositary share (“ADS”)

Full Year 2015 Financial Highlights

•                      Total revenues increased by 16% year-on-year to $575.8 million

•                      Revenues from e-commerce services increased by 29% year-on-year to $420.6 million

•                      Revenues from online advertising services decreased by 13% year-on-year to $134.2 million

•                      Revenues from listing services increased by 47% year-on-year to $21.0 million

•                      Non-GAAP income from operations decreased by 36% year-on-year to $68.9 million

•                      Non-GAAP net income attributable to Leju shareholders decreased by 37% year-on-year to $57.4 million, or $0.42 per diluted ADS

“We faced a continuously changing market and competitive landscape in 2015. Specifically, in the fourth quarter we experienced some unexpected changes to our e-commerce project pipeline,” said Mr. Geoffrey He, Leju’s chief executive officer. “However, we remained focused on our strategy of providing media, marketing and e-commerce platforms and maintained our market leading position and profitability in 2015. We launched innovative products for various stages of the home purchasing and renovating process to achieve a better marketing impact and improve overall user experience. In 2016 we plan to strengthen our leadership and continue to innovate to solidify the foundation for long term growth across all of our business lines.”

Fourth Quarter 2015 Results

Total revenues were $173.4 million, an increase of 1% from $171.8 million for the same quarter of 2014, mainly driven by growth of revenues from e-commerce services and listing services, partially offset by a decrease in revenue from online advertising services.

Revenues from e-commerce services were $129.7 million, an increase of 4% from $124.5 million for the same quarter of 2014, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $37.1 million, a decrease of 15% from $43.8 million for the same quarter of 2014, primarily due to a decrease in property developers’ online advertising demand.

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from listing services were $6.6 million, an increase of 87% from $3.5 million for the same quarter of 2014, primarily due to growth in the number of paying agents.

Cost of revenues was $14.5 million, relatively flat compared to $14.3 million for the same quarter of 2014.

Selling, general and administrative expenses were $144.2 million, an increase of 12% from $128.8 million for the same quarter of 2014, primarily due to increased marketing expenses related to the Company’s e-commerce business and the increasingly intense market competition.

Income from operations was $15.4 million, a decrease of 47% from $29.1 million for the same quarter of 2014. Non-GAAP income from operations was $21.5 million, a decrease of 41% from $36.8 million for the same quarter of 2014.

Net income was $12.8 million, a decrease of 44% from $22.9 million for the same quarter of 2014. Non-GAAP net income was $18.2 million, a decrease of 41% from $31.0 million for the same quarter of 2014.

Net income attributable to Leju shareholders was $12.8 million, or $0.09 per diluted ADS, a decrease of 45% from $23.2 million, or $0.17 per diluted ADS, for the same quarter of 2014. Non-GAAP net income attributable to Leju shareholders was $18.1 million, or $0.13 per diluted ADS, a decrease of 42% from $31.3 million, or $0.23 per diluted ADS, for the same quarter of 2014.

Full Year 2015 Results

Total revenues were $575.8 million, an increase of 16% from $496.0 million for 2014, mainly driven by growth of revenues from e-commerce and listing services, partially offset by a decrease in revenue from online advertising services.

Revenues from e-commerce services were $420.6 million, an increase of 29% from $326.7 million for 2014, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $134.2 million, a decrease of 13% from $155.0 million for 2014, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $21.0 million, an increase of 47% from $14.3 million for 2014, primarily due to growth in secondary home sales.

Cost of revenues was $60.3 million, an increase of 18% from $51.1 million for 2014, primarily due to increased staff costs of the editorial department as a result of increased headcount and increased amortization expenses of intangible assets consisting of exclusive rights.

Selling, general and administrative expenses were $475.4 million, an increase of 30% from $366.3 million for 2014, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business and the increasingly intense market competition.

Income from operations was $43.6 million, a decrease of 46% from $81.1 million for 2014. Non-GAAP income from operations was $68.9 million, a decrease of 36% from $107.0 million for 2014.

Net income was $34.8 million, a decrease of 48% from $66.7 million for 2014. Non-GAAP net income was $56.9 million, a decrease of 37% from $90.9 million for 2014.

Net income attributable to Leju shareholders was $35.3 million, or $0.26 per diluted ADS, a decrease of 47% from $66.5 million, or $0.50 per diluted ADS, for 2014. Non-GAAP net income attributable to Leju shareholders was $57.4 million, or $0.42 per diluted ADS, a decrease of 37% from $90.7 million, or $0.68 per diluted ADS, for 2014.

Cash Flow

As of December 31, 2015, the Company’s cash and cash equivalents balance was $260.3 million.

Fourth quarter 2015 net cash provided by operating activities was $16.9 million, mainly attributable to non-GAAP net income of $18.2 million, a decrease in amounts due from related parties of $42.9 million, an increase in income tax payable and other tax payable of $10.9 million, partially offset by an increase in customer deposits of $55.2 million. Net cash used in investing activities was $0.8 million, mainly comprised of payments of $0.8 million for property, plant and equipment. Net cash used in financing activities was $44.2 million, mainly comprised of payments of $42.5 million to repay loans to related parties, and $1.8 million to acquire non-controlling interests, which were made in 2014.

Business Outlook

The Company estimates that its fiscal 2016 total revenues will be approximately $660 million to $690 million, which would represent an increase of approximately 15% to 20% from $575.8 million in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on March 15, 2016 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International: +1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 21, 2016:

U.S./International: +1-866-846-0868
Hong Kong:	+ 800-966-697
Mainland China:	+ 400-1842-240
Passcode: 2660920

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 260 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	December 31,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	317,811	260,296
Accounts receivable, net	119,742	113,991
Deferred tax assets, net	29,858	31,074
Prepaid expenses and other current assets	13,355	20,881
Customer deposits	—	58,833
Amounts due from related parties	1	9
Total current assets	480,767	485,084
Property and equipment, net	7,159	6,801
Intangible assets, net	105,419	90,737
Investment in affiliates	273	669
Goodwill	40,563	39,807
Other non-current assets	4,085	3,740
Total assets	638,266	626,838

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	371	327
Accrued payroll and welfare expenses	48,007	45,692
Income tax payable	57,246	66,815
Other tax payable	27,805	31,930
Amounts due to related parties	5,289	10,214
Advance from customers and deferred revenue	5,054	5,703
Accrued marketing and advertising expenses	19,270	3,915
Consideration payable of acquiring non-controlling interest	25,646	7,339
Other current liabilities	8,612	7,672
Total current liabilities	197,300	179,607
Deferred tax liabilities	26,042	22,998
Total liabilities	223,342	202,605
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,015,621 and 134,930,870 shares issued and outstanding, as of December 31, 2014 and December 31, 2015, respectively	134	135
Additional paid-in capital	788,247	773,766
Accumulated deficit	(377,876)	(343,658)
Subscription receivables	(689)	(9)
Accumulated other comprehensive income	5,030	(5,522)
Total Leju equity	414,846	424,712
Non-controlling interests	78	(479)
Total equity	414,924	424,233
TOTAL LIABILITIES AND EQUITY	638,266	626,838

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2015	2014	2015

Revenues
E-commerce	124,489	129,701	326,680	420,552
Online advertising services	43,832	37,072	155,050	134,229
Listing services	3,524	6,588	14,293	21,023
Total revenues	171,845	173,361	496,023	575,804
Cost of revenues	(14,339)	(14,483)	(51,130)	(60,314)
Selling, general and administrative expenses	(128,828)	(144,198)	(366,342)	(475,445)
Other operating income	387	675	2,526	3,568
Income from operations	29,065	15,355	81,077	43,613
Investment income	—	272	—	272
Interest income	510	263	1,316	1,166
Other income (expenses), net	(7)	42	36	290
Income before taxes and equity in affiliates	29,568	15,932	82,429	45,341
Income tax expense	(6,586)	(3,120)	(15,546)	(10,307)
Income before equity in affiliates	22,982	12,812	66,883	35,034
Income (loss) from equity in affiliates	(64)	2	(224)	(228)
Net income	22,918	12,814	66,659	34,806
Less: net income (loss) attributable to non-controlling interests	(307)	50	138	(524)
Net income attributable to Leju shareholders	23,225	12,764	66,521	35,330

Earnings per share:
Basic	0.17	0.09	0.51	0.26
Diluted	0.17	0.09	0.50	0.26
Shares used in computation:
Basic	133,626,542	134,769,504	129,320,666	134,528,971
Diluted	137,505,730	135,702,573	132,502,100	136,223,974

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.4936 on December 31, 2015 and USD1 = RMB6.3007 for the year ended December 31, 2015

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2015	2014	2015

Net income	22,918	12,814	66,659	34,806
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	236	(5,115)	(605)	(10,586)

Comprehensive income	23,154	7,699	66,054	24,220

Less: Comprehensive income (loss) attributable to non-controlling interest	(282)	33	130	(559)

Comprehensive income attributable to Leju shareholders	23,436	7,666	65,924	24,779

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2015	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income from operations	29,065	15,355	81,077	43,613
Share-based compensation expense	4,429	3,012	11,311	12,585
Amortization of intangible assets resulting from business acquisitions	3,275	3,157	14,569	12,653
Non-GAAP income from operations	36,769	21,524	106,957	68,851

GAAP net income	22,918	12,814	66,659	34,806
Share-based compensation expense (net of tax)	4,429	3,012	11,311	12,585
Amortization of intangible assets resulting from business acquisitions (net of tax)	3,644	2,368	12,957	9,490
Non-GAAP net income	30,991	18,194	90,927	56,881

Net income attributable to Leju Shareholder	23,225	12,764	66,521	35,330
Share-based compensation expense (net of tax and non-controlling interests)	4,429	3,003	11,311	12,576
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	3,644	2,368	12,842	9,490
Non-GAAP net income attributable to Leju shareholders	31,298	18,135	90,674	57,396

GAAP net income per ADS — basic	0.17	0.09	0.51	0.26

GAAP net income per ADS — diluted	0.17	0.09	0.50	0.26

Non-GAAP net income per ADS — basic	0.23	0.13	0.70	0.43

Non-GAAP net income per ADS — diluted	0.23	0.13	0.68	0.42

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	133,626,542	134,769,504	129,320,666	134,528,971

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	137,505,730	135,702,573	132,502,100	136,223,974

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2014	2015	2014	2015

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	99,688	98,051	323,495	303,946
Number of discount coupons redeemed (number of transactions)	76,150	61,567	219,557	203,394